SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  May 14, 2004

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                            Form 20-F X    Form 40-F
                                     ---            ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                     ---     ---

        (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an
                  attached annual report to security holders)

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(7):

                                 Yes      No X
                                     ---    ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a
      Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes      No X
                                     ---    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: May 14, 2004            By   Theresa Robinson
      ------------                 ----------------

                                   Name: Mrs T Robinson
                                   Group Secretariat Co-ordinator

14 May 2004



Corus Group plc


Update - Eur500 million Senior Notes and Tender Offer for its 5 3/8% Bonds due in 2006.

On the 30 April the Company announced its intention to offer approximately
(euro)500 million of senior notes due in 2011 to refinance existing bonds maturing in 2006 - 2008. Since this announcement, conditions in the debt markets have deteriorated materially in response to global events outside the control of the company. As a result, and despite a good response from the institutional investor roadshow, the company has decided to withdraw its offer of a bond and tender offer for its 5 3/8% bonds due in 2006.

As the company stated at the time of its announcement in April and reaffirms today, 'the fundamentals in the global steel industry are positive and our financial performance is improving as evidenced by the return to operating profit in the first quarter of 2004 and the expectation of further progress as the year develops'.

The company will continue to review its options in respect of the refinancing of the existing bonds maturing in the period 2006 - 2008 and will update the market as appropriate.

END